EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1998	1999	2000	2001	2002	9/30/03
Fixed Charges:
Interest on First Mortgage Bonds	$72,057	$65,697	$56,003	$48,441	$43,743	$33,850
Interest on Other Long-term Debt	40,642	50,712	59,559	61,045	67,212	80,094
Interest on Short-term Debt	4,245	5,959	8,847	10,722	4,890	1,193
Miscellaneous Interest Charges	11,470	8,212	26,284	4,285	6,453	10,008
Estimated Interest Element in Lease Rentals	5,900	6,100	6,300	5,800	4,500	4,500

Total Fixed Charges	$134,314	$136,680	$156,993	$130,293	$126,798	$129,645

Earnings:
Income Before Extraordinary Item and
Cumulative Effect of Accounting Change	$93,330	$120,492	$64,906	$161,818	$205,492	$189,100
Plus Federal Income Taxes	43,941	70,950	117,872	81,934	100,974	100,017
Plus State Income Tax Expenses (Credits)	6,845	5,085	15,307	14,789	9,952	(4,540)
Plus Fixed Charges (as above)	134,314	136,680	156,993	130,293	126,798	129,645

Total Earnings	$278,430	$333,207	$355,078	$388,834	$443,216	$414,222

Ratio of Earnings to Fixed Charges	2.07	2.43	2.26	2.98	3.49	3.19